UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

UXIN LIMITED
 (Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
 (Title of Class of Securities)

91818X108**
(CUSIP Number)

Fu Weishen
Cathay Rong IV Limited
Vistra Corporate Services Centre
Wickhams Cay II
Road Town, Tortola, VG 1110
British Virgin Islands
（+852）38921013
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 91818X108	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS.
CATHAY RONG IV LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,045,450

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,045,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,045,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON.
OO

SCHEDULE 13D

CUSIP No: 91818X108	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS.
CHINA HUARONG MACAU (HK) INVESTMENT HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,045,450

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,045,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,045,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON.
OO, HC

SCHEDULE 13D

CUSIP No: 91818X108	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS.
CHINA HUARONG (MACAU) INTERNATIONAL COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Macau

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,045,450

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,045,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,045,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON.
OO, HC

SCHEDULE 13D

CUSIP No: 91818X108	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS.
HUARONG (HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,045,450

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,045,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,045,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON.
OO, HC

SCHEDULE 13D

CUSIP No: 91818X108	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS.
HUARONG REAL ESTATE CO., LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,045,450

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,045,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,045,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON.
OO, HC

SCHEDULE 13D

CUSIP No: 91818X108	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS.
CHINA HUARONG ASSET MANAGEMENT CO., LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
57,045,450

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
57,045,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
57,045,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON.
OO, HC

SCHEDULE 13D

Page 8 of 13 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Ordinary Shares, par value US$0.0001 per share (the “Shares”) of Uxin Limited (the “Issuer”) whose principal executive office is located at 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

Item 2.	Identity and Background

(a-c) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1)	Cathay Rong IV Limited (“Cathay”);
2)	China Huarong Macau (HK) Investment Holdings Limited (“China Huarong Macau (HK)”);
3)	China Huarong (Macau) International Company Limited (“China Huarong (Macau)”);
4)	Huarong (HK) Industrial and Financial Investment Limited (“Huarong (HK)”);
5)	Huarong Real Estate Co., Ltd. (“Huarong RE”); and
6)	China Huarong Asset Management Co., Ltd. (“China Huarong AM”).

This Statement relates to Shares held directly by Cathay, with business focused on financial services, asset management and investment.  Cathay is a wholly-owned subsidiary of China Huarong Macau (HK), whose business is focused on financial services, asset management and investment.  China Huarong Macau (HK) is a wholly-owned subsidiary of China Huarong (Macau), whose business is focused on financial services, asset management and investment, which exercises power to vote and dispose of the Shares.  China Huarong (Macau) is a majority-owned subsidiary of Huarong (HK), whose business is focused on financial services, asset management and investment.  Huarong (HK) is a wholly-owned subsidiary of Huarong RE, whose business is focused on strategic growth opportunities in real estate, as well as the leisure, tourism, and culture industries.  Huarong RE is a wholly-owned subsidiary of China Huarong AM, whose business is focused on distressed asset management, financial services, and investment. In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the Shares reported herein.

The address of the principal business office of Cathay is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The address of the principal business office of China Huarong Macau (HK) is 12th Floor, China Huarong Tower, 60 Gloucester Road, Wan Chai, Hong Kong. The address of the principal business office of China Huarong (Macau) is 32/F, Bank of China Building, Avenida Doutor Mario Soares, Macau.  The address of the principal business office of Huarong (HK) is Unit 1503 Causeway Bay Plaza 2, 463-483 Lockhart Road, Hong Kong.  The address of the principal business office of Huarong RE is Room 250, East Building, No. 30 Tianhe Street, Hengqing, Zhuhai, Guangdong, the People’s Republic of China.  The address of the principal office of China Huargon AM is No. 8 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

SCHEDULE 13D

Page 9 of 13 Pages

The board of Cathay comprises of Fu Weisheng, Xu Yong and Lu Minghui.  The board of China Huarong Macau (HK) comprises of Geng Tao, who acts as the Chief Executive Officer as well. The board of China Huarong (Macau) comprises of Lai Guoyuan, Geng Tao, Guo Gaofeng, Lao Ngai Leong and Ma Iao Son, and Geng Tao acts as the Chief Executive Officer.  The board of Huarong (HK) comprises Gao Gan, Zhou Cheng and Liu Hongyi, and Zhou Cheng acts as the Chief Executive Officer.  The board of Huarong RE comprises of Gao Gan, Zhan Feilan, Wang Kefeng, Cai Hongyan and Wang Shouzhi, and Zhan Feilan acts as the Chief Executive Officer.  The board of China Huargon AM comprises of Wang Zhanfeng, Li Xin, Li Yi, Wang Cong, Dai Lijia, Zhou Langlang, Song Fengming, Tse Hau Yin, Liu Lunmin and Shao Jingchun, and Li Xin acts as the Chief Executive Officer.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer, director, general partner or partner listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Cathay is a BVI business company with limited liability incorporated under the laws of the British Virgin Islands.  China Huarong Macau (HK) is a company with limited liability incorporated under the laws of Hong Kong. China Huarong (Macau) is a company with limited liability incorporated under the laws of Macau.  Huarong (HK) is a company with limited liability incorporated under the laws of Hong Kong. Huarong RE is a company with limited liability incorporated under the laws of the People’s Republic of China. China Huarong AM is a company with limited liability incorporated under the laws of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

As described more fully in response to Item 4 of this Schedule 13D, which is incorporated by reference herein, the Reporting Persons acquired the Shares reported herein pursuant to the execution and enforcement of security interests created by the Facility Agreement (as defined hereunder) in connection with a loan extended by Cathay to Kingkey New Era Auto Industry Limited (“Kingkey”).

SCHEDULE 13D

Page 10 of 13 Pages

Item 4.	Purpose of Transaction

Pursuant to the facility agreement dated October 25, 2017 (as supplemented by a deed of undertaking dated September 28, 2018, and amended and supplemented from time to time, together the “Facility Agreement”) entered into between Cathay, as lender, and Kingkey, as borrower, Cathay granted a term loan of US$100,000,000 to Kingkey upon the terms and conditions of the Facility Agreement.

In connection with the Facility Agreement, a share charge dated October 25, 2017 (the “Original Share Charge”) was entered into between Kingkey as chargor and Cathay as chargee as continuing security for the payment and performance of the Secured Liabilities (as defined in the Original Share Charge), pursuant to which Kingkey charged in favor of Cathay by way of first fixed charge over the Charged Shares (as defined in the Original Share Charge). The Charged Shares included preferred shares of the Issuer held by Kingkey, which were converted into 57,045,450 Shares upon completion of the initial public offering of the Issuer.  Accordingly, and also in connection with the Facility Agreement, a confirmatory security deed relating to the Original Share Charge dated July 27, 2018 was entered into between Kingkey and Cathay (the “Confirmatory Security Deed”, together with the Original Share Charge, the “Share Charge”) confirming that the 57,045,450 Shares constitute part of the Charged Assets (as defined in the Original Share Charge) used to secure the Secured Liabilities under the Original Share Charge.

Also in connection with the Facility Agreement, and in light of the decreasing market price of the Shares, Kingkey, as borrower and chargor, and certain other parties entered into a deed of undertaking in favor of Cathay, as lender and chargee (the “Deed of Undertaking”), pursuant to which Kingkey agreed, among other things, that from December 1, 2018 to the Scheduled Termination Date or Extended Termination Date, as applicable (each as defined in the Deed of Undertaking), to maintain a certain loan LTV Ratio (as defined in the Deed of Undertaking).  The Deed of Undertaking further provides that, to the extent the LTV Ratio exceeds a certain percentage agreed and set forth in the Deed of Undertaking for a period of five consecutive Trading Days (as defined in the Deed of Undertaking), Cathay is entitled to notify Kingkey to enter discussions with Cathay for a period of two business days, in order to restore the LTV Ratio to equal to or less than the agreed percentage by either prepaying part of the outstanding loan and accrued interest or providing Cathay with additional securities approved by Cathay.  The Deed of Undertaking further provides that, upon expiration of the two business day discussion period, Cathay is entitled to require that Kingkey, within two business days, either make the prepayment or provide additional securities.

Between December 3, 2018 and December 7, 2018, the LTV Ratio was above the agreed percentage.  After the two business day discussion period, Kingkey failed to make the prepayment or provide additional securities within two business days, as required under the Deed of Undertaking.  Accordingly, on December 14, 2018, under the terms of the Facility Agreement and related documents, Cathay became entitled to enforce the security interests pursuant to the Share Charge.

On December 19, 2018, Cathay issued an instruction letter (the “Instruction Letter”) to enforce its security interests in the Charged Shares, and the Charged Shares have been transferred to Cathay as a result thereof.  Cathay may sell such securities in its discretion, including but not limited to converting such securities into American Depositary Shares (“ADSs”) and sell on the public market, as repayment of the outstanding loan and accrued interest under the facility agreement and related documents.

SCHEDULE 13D

Page 11 of 13 Pages

The summaries contained herein of the Facility Agreement, Original Share Charge, Confirmatory Security Deed, Deed of Undertaking and Instruction Letter do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 99.2 through 99.6, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  As of December 14, 2018 and through the date hereof, each of the Reporting Persons may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, 57,045,450 Shares, representing approximately 6.8% of the Shares outstanding.  This beneficial ownership calculation is based on 836,370,523 Shares reported in the Issuer’s prospectus on Form 424B4, filed June 28, 2018, as expected to be outstanding immediately after the Issuer’s initial public offering of its ADSs.

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein.  Other than as described in Item 4, there have been no transactions in the Shares or ADSs by the Reporting Persons during the past 60 days.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

SCHEDULE 13D

Page 12 of 13 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:  Joint Filing Agreement, dated December 26, 2018

Exhibit 99.2:  Facility Agreement, dated October 25, 2017*

Exhibit 99.3:  Share Charge, dated October 25, 2017

Exhibit 99.4:  Confirmatory Security Deed, dated July 27, 2018

Exhibit 99.5:  Deed of Undertaking, dated September 28, 2018*

Exhibit 99.6:  Instruction Letter, dated December 19, 2018

*  Portions of each of these Exhibits have been omitted pursuant to a request for confidential treatment and have been filed separately with the U.S. Securities and Exchange Commission.

SCHEDULE 13D

Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATHAY RONG IV LIMITED
By: /s/ Fu Weishen
Name: Fu Weishen
Title: Director

CHINA HUARONG MACAU (HK) INVESTMENT HOLDINGS LIMITED
By: /s/ Geng Tao
Name: Geng Tao
Title: Director

CHINA HUARONG (MACAU) INTERNATIONAL COMPANY LIMITED
By: /s/ Lai Guoyuan
Name: Lai Guoyuan
Title: Director

HUARONG (HK) INDUSTRIAL AND FINANCIAL INVESTMENT LIMITED
By: /s/ Gao Gan
Name: Gao Gan
Title: Director

HUARONG REAL ESTATE CO., LTD.
By: /s/ Gao Gan
Name: Gao Gan
Title: Director

CHINA HUARONG ASSET MANAGEMENT CO., LTD.
By: /s/ Li Yingchun
Name: Li Yingchun
Title: Authorized Signatory

December 26, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).